FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 30 March 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc

Publication of 2017 Notice of Annual General Meeting

GlaxoSmithKline plc (the 'Company') will today publish on the Company's website, http://www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/, its 2017 Notice of Annual General Meeting (the '2017 AGM Notice'), together with its Annual Summary 2016.

The Company's Annual General Meeting will be held on Thursday 4 May 2017 at 2.30 pm at The Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE.
The 2017 AGM Notice, together with the Annual Report 2016 and Annual Summary 2016, will be sent to those shareholders who have elected to receive paper communications today.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority, the 2017 AGM Notice and Annual Summary 2016 will be submitted to the UK Listing Authority and will, in due course, be available for inspection at www.morningstar.co.uk/uk/NSM.

V A Whyte
Company Secretary

30 March 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 30, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc